UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

000-29485
(Commission File No.)

Resolve Staffing, Inc.
(Exact name of registrant as specified in its charter)

3235 Omni Drive
Cincinnati, OH 45245
800-894-4250
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 299 shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Resolve Staffing, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
RESOLVE STAFFING, INC.

Date: March 14. 2008	By:	/s/ Ron Heineman
Ron Heineman
CEO